No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  *   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

Notice of Submission of Extraordinary Report Relating to Resolutions Passed and Results of Voting at the 100th Ordinary General Meeting of Shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 24, 2024

This document is a translation from the Japanese original Notice of Resolutions passed by the 100th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd., prepared for the convenience of shareholders outside Japan. In case of any discrepancy between the translated document and the Japanese original, the latter shall prevail.

June 24, 2024

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

Director,

President and Representative Executive Officer

Notice of Submission of Extraordinary Report Relating to Resolutions Passed

and Results of Voting at the 100th Ordinary General Meeting of Shareholders

Honda Motor Co., Ltd. (hereinafter referred to as “the Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) on June 24, 2024 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 100th Ordinary General Meeting of Shareholders of the Company held on June 19, 2024 (the “General Shareholders’ Meeting”).

Particulars

1.	Reason for Submitting the Extraordinary Report

The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matter resolved and the results of voting at the General Shareholders’ Meeting.

2.	Details of the Extraordinary Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 19, 2024

(2)	Details of the matter resolved:

ITEM: Election of Twelve (12) Directors

Twelve (12) Directors were elected: Toshihiro Mibe, Shinji Aoyama, Noriya Kaihara, Eiji Fujimura, Asako Suzuki, Jiro Morisawa, Kunihiko Sakai, Fumiya Kokubu, Yoichiro Ogawa, Kazuhiro Higashi, Ryoko Nagata, and Mika Agatsuma.

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matter for resolution described above, requirements for the approval of such matter for resolution and results of voting:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Approved/ disapproved
ITEM Election of Twelve (12) Directors
Toshihiro Mibe	37,225,263	3,111,766	883,717	89.42	Approved
Shinji Aoyama	39,378,296	958,740	883,717	94.59	Approved
Noriya Kaihara	39,352,524	984,511	883,718	94.53	Approved
Eiji Fujimura	39,354,522	1,865,954	272	94.53	Approved
Asako Suzuki	38,307,272	2,024,295	889,181	92.01	Approved
Jiro Morisawa	39,287,775	1,932,700	272	94.37	Approved
Kunihiko Sakai	39,385,517	946,057	889,181	94.60	Approved
Fumiya Kokubu	39,069,299	2,124,592	26,859	93.85	Approved
Yoichiro Ogawa	39,863,707	467,867	889,181	95.75	Approved
Kazuhiro Higashi	39,223,910	1,107,665	889,181	94.22	Approved
Ryoko Nagata	40,100,988	236,055	883,717	96.32	Approved
Mika Agatsuma	41,133,961	86,519	278	98.80	Approved

Notes:

(i)	The requirement for approval of matter for resolution is as follows:

A majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote.

(ii)

The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(4)	Reasons for not including certain number of votes by shareholders present at the meeting in the number of votes mentioned above:

The aggregate number of (a) the voting rights exercised prior to the General Shareholders’ Meeting and (b) the votes by shareholders present at the General Shareholders’ Meeting, through which approval or disapproval was able to be ascertained for each of the proposals, was sufficient to meet the approval requirements and therefore the matter was duly resolved under the Companies Act. Accordingly, the numbers of votes by the shareholders present at the General Shareholders’ Meeting, but for which approval, disapproval or abstention for each proposal could not be confirmed, were not included in the numbers of affirmative votes/negative votes/abstentions mentioned in paragraph (3) above.